CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the use in this Post-qualification amendment to Offering Circular constituting a part of this Amended Offering Statement, of our independent auditors’ report dated May 17, 2018 relating to the statements of financial condition of Secured Real Estate Investment Strategies, LLC, formerly Secured Real Estate Income Fund II, LLC as of December 31, 2017 and 2016, and the related statements of operations, member's equity (deficit), and cash flows for the year ended December 31, 2017, and the period from June 15, 2016 (Formation) through December 31, 2016, and the related notes to the financial statements.  We also consent to the reference to our Firm under the heading “Experts” in such Post-qualification amendment to Offering Circular.

/s/ dbbmckennon

Newport Beach, California

June 7, 2018